Exhibit 99.11

Execution Version

April 1, 2025

JD Sunflower Investment Limited ("Parent")
c/o 20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

Re: Funding Commitment

Ladies and Gentlemen:

This letter agreement sets forth the commitment of the JD.com International Limited (the "Sponsor"), subject to (i) the terms and conditions contained in an Agreement and Plan of Merger, dated as of the date hereof, by and between JD Sunflower Investment Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands ("Parent"), JD Sunflower Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub") and Dada Nexus Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company") (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the "Merger") and (ii) the terms and conditions contained herein. Unless otherwise stated, capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

1.   Commitment. The Sponsor hereby commits, subject to the terms and conditions set forth herein, to pay or cause to be paid to Parent (or to the Paying Agent if Parent so directs) in immediately available funds at or prior to the Effective Time an aggregate cash amount equal to US$200,000,000 (such amount as may be reduced in accordance with the last sentence of this Section 1, the "Commitment"). Parent will cause the Commitment to be applied to (i) fund the total amount of the Merger Consideration and any other amounts required to be paid by Parent and Merger Sub pursuant to the Merger Agreement, and (ii) pay any and all fees and expenses that Parent and Merger Sub may incur in connection with the consummation of the Transactions including the Merger and all other payment obligations on the part of Parent and Merger Sub in connection with the consummation of the Transactions including the Merger (for the avoidance of doubt, excluding the Obligations as defined in the Limited Guarantee made by the Sponsor in favor of the Company on the date hereof). The Sponsor may effect any payment required hereby directly or indirectly through one or more Affiliates of the Sponsor, but the foregoing shall not relieve the Sponsor of its obligations to fund any portion of the Commitment except to the extent any of such Affiliates have actually funded such portion pursuant to and in accordance with this letter agreement. Notwithstanding anything to the contrary contained herein, the Sponsor shall not under any circumstances be obligated to contribute more than US$200,000,000 (the "Maximum Commitment"). In the event that Parent does not require the Maximum Commitment to consummate the Merger, the amount to be funded under this letter agreement shall, unless otherwise agreed in writing by the Sponsor, be reduced by Parent from the Maximum Commitment to a level sufficient to fully fund the total

amount of the Merger Consideration and any other amounts required to be paid by Parent and Merger Sub pursuant to the Merger Agreement and pay related fees and expenses related to the Transactions.

2.   Conditions to Funding. The payment of the Commitment to Parent (or to the Paying Agent if Parent so directs) shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction, or waiver by Parent, of each of the conditions to Parent's and Merger Sub's obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing), and (iii) the substantially concurrent consummation of the Closing, provided, that if the Company seeks specific performance in accordance with Section 9.08 of the Merger Agreement and the Parent or Merger Sub is ordered by a court of competent jurisdiction to specifically perform their obligations to effect the Closing pursuant to the Merger Agreement, the condition set forth in this item (iii) shall be deemed satisfied.

3.   Termination. This letter agreement, and the obligation of the Sponsor to fund the Commitment will terminate automatically and immediately upon the earlier to occur of (i) the Effective Time, so long as the Sponsor has at or prior to the Effective Time fully funded the Commitment in accordance with this letter agreement, and (ii) the valid termination of the Merger Agreement in accordance with its terms. Upon termination of this letter agreement, the Sponsor shall not have any further obligations or liabilities hereunder.

4.   Amendment. Neither this letter agreement nor any provision hereof may be amended, modified or supplemented without the prior written consent of Parent, the Sponsor, and the Company.

5.   Confidentiality. This letter agreement shall be treated as confidential and is being provided to Parent solely in connection with the Transactions including the Merger. Unless required by applicable Laws, this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the Sponsor's written consent. Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat the letter as confidential.

6.   Third Party Beneficiary. This letter agreement shall inure to the benefit of and be binding upon Parent and the Sponsor. This letter agreement may only be enforced by Parent, and none of the creditors of Parent or Merger Sub nor any other Person that is not a party to this letter agreement shall have any right to enforce this letter agreement or to cause Parent to enforce this letter agreement; provided, that, to the extent the Company has obtained an order of specific performance pursuant to and subject to the conditions in Section 9.08 of the Merger Agreement, and subject to the terms and conditions herein (including Section 2), the Company is an express third party beneficiary of the rights granted to Parent under this letter agreement to the extent of the rights set forth in Sections 1, 4, 6, 7, 8 and 9 and shall be entitled to an injunction or an order of specific performance (or another non-monetary equitable remedy) to cause the Commitment to be funded (the "Company Third Party Beneficiary Rights"). The parties hereby agree that subject to the Company Third Party Beneficiary Rights, their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this letter agreement.

7.   Governing Law. This letter agreement shall be interpreted, construed and governed by and in accordance with the laws of New York without regard to the conflicts of law principles thereof.

8.   Submission to Jurisdiction. Subject to the last sentence of this Section 8, any Action arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) shall be submitted to HKIAC and resolved in accordance with the Arbitration Rules of HKIAC. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an "Arbitrator"). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.   Assignments. This letter agreement shall not be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party and the Company; provided, that without the prior written consent of Parent and the Company, the rights, interests or obligations under this letter agreement may be assigned or delegated, in whole or in part, by the Sponsor to one or more of its Affiliates, but no such assignment or delegation shall relieve the Sponsor of its obligations hereunder. Any attempted assignment in violation of this Section 9 shall be null and void.

10.   Representations. The Sponsor hereby represents and warrants with respect to itself to Parent that (a) it is duly incorporated, validly existing, and remains registered in the Companies Register under the laws of Hong Kong, and has all requisite corporate or similar power and authority to execute and deliver this letter agreement, to perform the obligations hereunder and to consummate the transactions contemplated hereby, (b) the execution, delivery and performance of this letter agreement have been duly authorized by all necessary action on the Sponsor's part, (c) no consent, approval, authorization, permit of, filing with and notification to, any Governmental Authority or any other Person is necessary for the due execution, delivery and performance of this letter agreement by the Sponsor, and no other action by, and no notice to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance of this letter agreement, (d) this letter agreement has been duly and validly executed and delivered by the Sponsor and constitutes a legal, valid and binding obligation of the Sponsor enforceable against the Sponsor in accordance with its terms, subject to the Enforceability Exceptions, (e) there is no Action pending against the Sponsor or, to the Sponsor's knowledge, threatened against it, that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Sponsor of its obligations under this letter agreement, (f) the execution, delivery and performance by the Sponsor of this letter agreement do not and will not (i) contravene the Sponsor's constitutional documents, (ii) violate any applicable Law or court judgment, or (iii) result in any violation of,

or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or otherwise require the consent or approval of any other Person pursuant to, any Contract to which the Sponsor is a party, that in each case could prevent, restrict or delay the performance of any of the Sponsor's obligations hereunder, and (g) the Sponsor has, and will continue to have until the valid termination of this letter agreement, readily available funds in United States Dollars no less than the amount of the Commitment.

11. <u>No Recourse</u>. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Parent covenants, agrees and acknowledges that no Person other than the Sponsor has any obligation hereunder.

12. <u>Notices</u>. All notices and other communications hereunder shall be in writing and in the English language, and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile or email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, as provided in the Merger Agreement; and

if to the Sponsor, to:

JD.com International Limited
c/o 20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China
Attention: Mr. Larry Zhan
Email: zhanchong1@jd.com

13. <u>Entire Agreement</u>. This letter agreement, together with the Limited Guarantee and the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

14. <u>Severability</u>. If any provision of this letter agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other provisions of this letter agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; <u>provided</u>, that this letter agreement may not be enforced against the Sponsor without giving full effect to the Maximum Commitment. Upon a determination that any provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible;

provided, that the Sponsor shall not be obligated to negotiate any change to the Maximum Commitment.

15.   Counterparts. This letter agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

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Very truly yours,

JD.COM INTERNATIONAL LIMITED

By:/s/ Jianguang Shen
Name: Jianguang Shen
Title: Director

Agreed to and acknowledged
as of the date first written above:

JD SUNFLOWER INVESTMENT LIMITED

By: /s/ Nani Wang
Name: Nani Wang
Title: Director